================================================================================



                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934


                          For the Month of AUGUST 2004


                          Commission File No.:  0-13966

                        MERCURY PARTNERS & COMPANY INC.
                (Translation of Registrant's name into English)


    SUITE 613, 375 WATER STREET, VANCOUVER, BRITISH COLUMBIA, CANADA  V6B 5C6
                     (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      [X]  Form 20-F          [ ]  Form 40-F


Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                -----

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                -----

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes          No  X
                           -----       -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in
connection  with  Rule  12g3-2(b):  82-                   .
                                       -------------------



================================================================================

                        [Graphic Omitted] M E R C U R Y

                              Second Quarter Report
                                  June 30, 2004





Mercury Partners & Company Inc. is a publicly traded financial services company engaging in merchant banking and private equity activities with operations in Canada and the United States. Mercury's investment objective is to acquire influential ownership in companies and through direct involvement bring about the change required to realize the strategic value of the companies it invests in.

Mercury's shares are quoted on the NASD OTC Bulletin Board in the United States under the symbol "MYPIF" and on the TSX Venture Exchange, in U.S. dollars under the symbol "MYP.U".

Press releases and other financial information can be accessed through the Internet at www.mercury.ca or by writing to:

                          Office of Corporate Relations
                         Mercury Partners & Company Inc.
                           PO Box 28051 Harbour Centre
                           Vancouver, British Columbia
                                     V6B 5L8


                                 www.mercury.ca

SCHEDULE A:     FINANCIAL INFORMATION


                         MERCURY PARTNERS & COMPANY INC.
                      UNAUDITED CONSOLIDATED BALANCE SHEETS
                           (Expressed in U.S. dollars)




                                                        JUNE 30,     DECEMBER 31,
                                                          2004         2003 (1)
                                                      ------------  --------------
ASSETS
 CURRENT
   Cash and cash equivalents                          $   827,378   $     241,105
   Marketable securities (Note 3)                         245,564         110,000
   Loans, notes and receivables (Note 4)                   38,642          51,651
                                                      ------------  --------------
                                                        1,111,584         402,756


LONG-TERM INVESTMENTS, COST (Note 5)                            1         998,127
LONG-TERM INVESTMENTS, EQUITY (Note 5)                    667,787         696,070
CAPITAL ASSETS                                              4,021          11,267
                                                      ------------  --------------
                                                      $ 1,783,393   $   2,108,220
                                                      ============  ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
 CURRENT
   Accounts payable and accrued liabilities           $    79,984   $      69,260
                                                      ------------  --------------
                                                           79,984          69,260
                                                      ------------  --------------
SHAREHOLDERS' EQUITY
 Capital stock
   Authorized - Unlimited number of common shares
   Issued and outstanding - 8,183,733 common shares     3,456,139       3,456,139
 Additional paid-in capital                               971,859         971,859
 Less: Treasury stock - 2,250,219 common shares        (1,294,050)     (1,294,050)
 Cumulative translation adjustment                        318,014         391,131
 Deficit                                               (1,748,553)     (1,486,119)
                                                      ------------  --------------
                                                        1,703,409       2,038,960
                                                      ------------  --------------
                                                      $ 1,783,393   $   2,108,220
                                                      ============  ==============




    The accompanying notes are an integral part of these consolidated financial statements.


(1)  Audited

                         MERCURY PARTNERS & COMPANY INC.
                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                           (Expressed in U.S. dollars)




                                        ----------------------------------------  ----------------------------
                                                    SIX MONTHS ENDED                  THREE MONTHS ENDED
                                                        JUNE 30,                           JUNE 30,
                                        ----------------------------------------  ----------------------------
                                                                   2003                            2003
                                                                   AS RESTATED                     AS RESTATED
                                               2004                NOTE 1             2004         NOTE 1
                                        ------------------  --------------------  ------------  --------------
REVENUE                                 $          88,904   $            57,692   $    81,042   $    42,929

EXPENSES
 General and administrative expenses
        (Note 6)                                   76,832               195,373        61,608       151,562
 Directors and management fees                     43,691                 3,529        39,929         3,529
 Interest expense                                      99                    11            99             -
                                        ------------------  --------------------  ------------  ------------
                                                  120,622               198,913       101,636       155,091
                                        ------------------  --------------------  ------------  ------------
Loss before other items                           (31,718)             (141,221)      (20,594)     (112,162)

OTHER ITEMS
  Loss on settlement of lawsuit                   (79,003)                    -             -             -
  Write-down of marketable securities            (143,731)                    -      (143,731)            -
  Write-off investments                                (1)                    -            (1)            -
  Loss on capital assets                           (3,460)                    -        (3,460)            -
  Equity loss                                      (4,521)              (14,594)      (10,065)       (9,908)
                                        ------------------  --------------------  ------------  ------------

NET LOSS FOR THE PERIOD                          (262,434)             (155,815)     (177,851)     (122,070)

Deficit, beginning of the period               (1,486,119)             (968,564)   (1,570,702)   (1,002,309)
                                        ------------------  --------------------  ------------  ------------
Deficit, end of the period              $      (1,748,553)  $        (1,124,379)  $(1,748,553)  $(1,124,379)
                                        ==================  ====================  ============  ============

Basic and diluted loss per share        $           (0.04)  $             (0.03)  $     (0.03)  $     (0.02)
                                        ==================  ====================  ============  ============
Weighted average number of common
    shares outstanding                          5,933,514             5,933,514     5,933,514     5,933,514
                                        ==================  ====================  ============  ============




    The accompanying notes are an integral part of these consolidated financial statements.

                         MERCURY PARTNERS & COMPANY INC.
                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (Expressed in U.S. dollars)




                                        ----------------------------------------  ----------------------------
                                                    SIX MONTHS ENDED                  THREE MONTHS ENDED
                                                        JUNE 30,                           JUNE 30,
                                        ----------------------------------------  ----------------------------
                                                                   2003                            2003
                                                                   AS RESTATED                     AS RESTATED
                                               2004                NOTE 1             2004         NOTE 1
                                        ------------------  --------------------  ------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss for the period                $   (262,434)       $   (155,815)         $  (177,851)  $   (122,070)
 Items not affecting cash:
   Amortization                                4,021                 532                2,010            266
   Equity loss                                 4,521              14,594               10,065          9,908
   Write-down marketable securities          143,731                   -              143,731              -
   Loss on capital assets                      3,460                   -                3,460              -

 Changes in current assets and
   current liabilities:
     (Increase) decrease in marketable
        securities                           677,070              10,182              678,205          5,355
     (Increase) decrease in loans and
        receivables                           11,061             (12,443)              13,297          6,774
     Increase (decrease) in accounts
        Payable                               13,334               2,783               49,389         99,717
     Increase due to/from related party            -              (4,720)                   -            (10)
                                        ------------------  --------------------  ------------  --------------
Net cash provided by (used in) operating
  activities                                 594,764            (144,887)             722,306            (60)
                                        ------------------  --------------------  ------------  --------------

CASH FLOWS FROM INVESTING ACTIVITIES
 (Acquisition) disposal of long-term
   investments                                (2,471)           (136,258)              12,163        (11,617)
                                        ------------------  --------------------  ------------  --------------
Net cash provided by (used in) investing
   activities                                 (2,471)           (136,258)              12,163        (11,617)
                                        ------------------  --------------------  ------------  --------------

                                        ------------------  --------------------  ------------  --------------
Effect of foreign exchange on cash and
   cash equivalents                           (6,020)              70,960             (1,208)         41,147
                                        ------------------  --------------------  ------------  --------------

Increase (decrease) in cash and
   Equivalents                               586,273             (210,185)           733,261          29,470
Cash and cash equivalents, beginning
   of the period                             241,105              656,580             94,117         416,925
                                        ------------------  --------------------  ------------  --------------
CASH AND CASH EQUIVALENTS, END
   OF THE PERIOD                        $    827,378        $     446,395         $  827,378    $    446,395
                                        ==================  ====================  ============  ==============




    The accompanying notes are an integral part of these consolidated financial statements.

SCHEDULE  B:     SUPPLEMENTARY  INFORMATION


                         MERCURY PARTNERS & COMPANY INC.
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


These interim consolidated financial statements should be read in conjunction with Mercury Partners & Company Inc.'s (the "Company") most recent annual consolidated financial statements.


1.     BASIS  OF  PRESENTATION
The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiaries.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

During 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by EIC 130 issued by the CICA. The standard requires retroactive restatement and therefore financial statements for all periods presented have been restated. The impact of this change on net loss for the six months ended June 30, 2003 was an increase in the net loss of $70,960 ($0.01 per share). This amount represents foreign exchange gains, which are now reflected on the balance sheet versus the statement of operations.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.


2.     ORGANIZATION  AND  OPERATIONS
The Company is organized under the Business Corporations Act (Yukon). The Company currently operates in the financial services industry, engaging in private equity and merchant banking, consulting activities and asset-based commercial lending.

3.     MARKETABLE  SECURITIES




                                          JUNE 30, 2004                      DECEMBER 31 2003
                                  ------------------------------     --------------------------------
                                    Fair Value          Cost         Fair Value              Cost
                                  ------------------------------     --------------------------------
Fixed Income Securities
Canadian Bonds or Debentures      $      -          $      -         $      -             $     -
                                  ------------------------------     --------------------------------
Variable Income Securities
 Publicly Traded Securities
   Canadian                        204,629           137,498            4,050               1,935
   American                        448,006           108,066          306,530             108,065
                                  ------------------------------     --------------------------------
Total Variable Income
   Securities                      652,635           245,564          310,580             110,000
                                  ------------------------------     --------------------------------
Total Marketable Securities       $652,635          $245,564         $310,580            $110,000
                                  ==============================     ================================




4.     LOANS,  NOTES  AND  RECEIVABLES




                             JUNE 30,          DECEMBER 31,
                               2004               2003
                          -------------    -------------------
Loan                      $      -         $ 48,563
Receivables                 38,642            3,088
                          --------         --------
Total                     $ 38,642         $ 51,651
                          ========         ========




5.     LONG-TERM  INVESTMENTS




                                        JUNE 30, 2004                   DECEMBER 31, 2003
                                ---------------------------------------------------------------
                                  Fair Value           Cost         Fair Value       Cost
                                ---------------------------------------------------------------
Investment, carried at cost     $     -                $     1      $  718,651       $  998,127
Investments, carried at equity   410,901                667,787        492,430          696,070
                                ---------------------------------------------------------------
Total                           $410,901               $667,788     $1,211,081       $1,694,197
                                ===============================================================







                                        JUNE 30, 2004                   DECEMBER 31, 2003
                                ---------------------------------------------------------------
                                  Fair Value           Cost         Fair Value       Cost
                                ---------------------------------------------------------------
Fixed Income Securities
     Canadian Bonds or
       Debentures                 $     -              $    -       $    -           $    -
                                ---------------------------------------------------------------
Variable Income Securities
   Publicly Traded Securities -
     Canadian                      410,901              667,788      1,211,081        1,694,197
                                ---------------------------------------------------------------
Total Long-term Investments       $410,901             $667,788     $1,211,081       $1,694,197
                                ===============================================================




For the six months ended June 30, 2004, the Company recorded an equity loss of $(4,521) for its 19.89% ownership in North Group Limited.

6.     GENERAL  AND  ADMINISTRATIVE  EXPENSES

For the six months ended June 30, 2004, general and administrative expenses were comprised of the following:




                                                           JUNE 30,   JUNE 30,
                                                             2004       2003
--                                                         --------------------
Administration office and travel                           $   3,907  $   1,782
Amortization                                                   4,021        532
Consulting fees, salaries and employee benefits                4,259     37,486
Non-recoverable GST                                           11,140    113,521
Professional fees                                             45,093     32,491
Regulatory, transfer agent and shareholder communications      8,412      9,561
                                                           --------------------
Total                                                      $  76,832  $ 195,373
                                                           ====================



7.     CAPITAL  STOCK




                                                              NUMBER OF
                                                              SHARES             $AMOUNT
                                                              =============================
Issued and Outstanding - June 30, 2004 and December 31, 2003     8,183,733     $ 3,456,139
Less: Treasury Stock - June 30,2004 and December 31, 2003       (2,250,219)     (1,294,050)
                                                              -----------------------------
Balance June 30, 2004 and December 31, 2003                      5,933,514     $ 2,162,089
                                                              =============================




8.     LOSS  PER  SHARE
The weighted average number of common shares outstanding used in determining loss per share amounts was 5,933,514.

9. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD During the years ended December 31, 2003, 2002 and 2001 and the six months ended June 30, 2004, no stock options were granted, exercised, forfeited or cancelled, nor does the Company have any common shares held in escrow or subject to any pooling agreements. The following is a summary of the status of stock options outstanding issued to former management as at June 30, 2004:




                                 Outstanding Options                 Exercisable Options
-------------------------------------------------------------------------------------------
                                    Weighted Average    Weighted                   Weighted
                                    Remaining           Average                    Average
Exercise        Number              Contractual         Exercise      Number       Exercise
Price           of Shares           Life (Years)        Price         of Shares    Price
-------------------------------------------------------------------------------------------
$  1.25         120,000                  1              $  1.25       120,000       $  1.25
===========================================================================================




10.     RELATED  PARTY  TRANSACTION
For the six months ended June 30, 2004, the Company paid external directors fees of $11,022 and management fees to Tom S. Kusumoto, an internal director of $65,338, of which $32,669 has been recorded as a prepaid expense.

11. NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an
auditor has not performed a     review of the interim financial statements, they
must  be  accompanied  by  a notice indicating that     the financial statements
have  not  been  reviewed  by  an  auditor.

The  accompanying  unaudited  interim  consolidated  financial statements of the
Company  have  been  prepared     by and are the responsibility of the Company's
management.

The  Company's  independent  auditor  has  not  performed a review of these
financial  statements  in     accordance  with  the standards established by the
Canadian  Institute  of  Chartered  Accountants     for  a  review  of  interim
financial  statements  by  an  entity's  auditor.


12.     DIRECTORS  AND  EXECUTIVE  OFFICERS  AT  JUNE  30,  2004
Name  of  Director         Principle  Position
------------------         -------------------
Tom  S.  Kusumoto          President,  Secretary  CEO  &  CFO
Greg  MacRae               Director
Lance  Eng                 Director
Alex  W.  Blodgett         Director

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                   RESULTS OF OPERATIONS AS AT AUGUST 27, 2004

     The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements and related notes included in this quarterly report. The Company's financial statements included herein were prepared in accordance with Canadian and United States GAAP and are expressed in U.S. dollars. The Company has not entered into any investor relations arrangements or contracts or engaged in any form of investor relations activities during the period.

DOCUMENTS  ON  DISPLAY
     The Company files reports and other information on the System for Electronic Document Analysis and Retrieval (SEDAR) in Canada and with the Securities and Exchange Commission (SEC) in the United States. The public may obtain information on the operations of SEDAR and the SEC's public reference facilities by visiting their websites at http://www.sedar.com and http://www.sec.gov, respectively. The Company is the owner of the website www.mercury.ca.

FORWARD-LOOKING  STATEMENTS
     Statements in this financial report, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and include statements regarding the intent, belief or current expectations of the Company and its directors or officers, primarily with respect to the future market size and future operating performance of the Company and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements. Investors are advised that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company or persons acting on its behalf.

EXCHANGE  RATES
     In this financial report, unless otherwise specified, all monetary amounts are expressed in U.S. dollars.

RESTATEMENT  OF  FISCAL  2002  AND  2001  FINANCIAL  STATEMENTS
     In accordance with Emerging Issues Committee (EIC) 130 of The Canadian Institute of Chartered Accounts (CICA) Handbook, the Company has changed from the temporal method of accounting for foreign exchange translation to the current rate method as of December 31, 2003. Accordingly, the Company has retroactively restated its financial statements for the years ending December 31, 2002 and 2001. Please see Note 3 to the Company's audited financial statements for the year ending December 31, 2003 for more information.

OVERALL  PERFORMANCE
     The Company operates in both the United States and Canada and, as such, the Company's consolidated financial results are subject to foreign currency exchange rate fluctuations. The Company reports its results of operations in U.S. dollars and translates assets and liabilities into U.S. dollars at the rate of exchange on the balance sheet date. Unrealized gains and losses from these translations are recorded on the consolidated balance sheet as "Cumulative translation adjustment".

     Realized investment gains or losses are a recurring element in the Company's revenues and net earnings. Realized investment gains or losses may fluctuate significantly from period to period, with a meaningful effect upon the Company's consolidated net earnings. However, the amount of realized investment gain or loss for any given period has no predictive value, and variations in amount from period to period have no practical analytical value.

     The Company's principal sources of funds are its available cash resources, bank financing, public financing and the revenues generated from the Company's merchant banking activities and realized investment gains from the Company's private equity operations. The Company has no recurring cash requirements other than repayment of interest and principal on its debt, tax payments and corporate overhead.

     On August 20, 2004, the Company announced a special dividend (the "Dividend") to be distributed to its shareholders consisting of 0.42 common shares of North Group Limited (TSX Venture Exchange: NOR) ("North Group") for each common share of Mercury held by shareholders. Mercury intends to distribute approximately 2,492,075 common shares of North Group pursuant to the Dividend. The record date for the Dividend has been set at August 31, 2004. Shareholders holding Mercury common shares on that date will be entitled to receive the Dividend. Fractional interest will be rounded off. For registered shareholders with addresses in the United States, the shares of North Group which they would otherwise be entitled to will be sold on their behalf and the proceeds of such sale will be distributed to them as soon as practicable after such sale is effected. In the event such shareholder is entitled to receive $10 (Canadian) or less, no distribution will be made and any funds held on behalf of such shareholders but not otherwise claimed within three years following the record date will be returned to the Company.

     The Company has no recurring cash requirements other than tax payments and corporate overhead.

SELECTED  ANNUAL  INFORMATION
     The following selected financial data for the past eight business quarters have been summarized from the Company's unaudited quarterly financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, such financial statements:



                                 2004                 2003(2)                              2002
                              ---------------------------------------------------------------------------------------
                              Q2      Q1       Q4       Q3       Q2       Q1       Q4       Q3       Q2       Q1
                                                  (in thousands, other than per share amounts)

Revenues(1)                   81     $   8     $  76    $  63    $  58    $  15    $ 184    $ 262   $  259    $  37
Net income (loss) from
 continuing operations        (178)     (85)     (237)    (94)      85       (4)    (365)     170      212       22
Net income (loss) per share
 from continuing
 operations:
  Basic                       (0.03)  (0.01)    (0.04)   (0.02)   (0.01)   (0.00)   (0.06)    0.02     0.03      0.00
  Fully diluted.              (0.03)  (0.01)    (0.04)   (0.02)   (0.01)   (0.00)   (0.06)    0.02     0.03      0.00
Total assets                  1,783   1,964     2,109    2,065    2,169    2,150    2,261    2,703    2,782       514
Net assets                    1,783   1,931     2,040    2,034    2,043    2,124    2,119    2,671    2,712     2,522
Debt                             80      32        69       32      126       26      142       32       70        89
Shareholders' equity          1,703   1,931     2,040    2,065    2,043    2,124    2,119    2,671    2,712     2,522
Capital stock                 3,456   3,456     3,456    3,456    3,456    3,456    3,456    2,161    2,161     2,161
Dividends                         -       -         -        -        -        -        -        -       -          -
Weighted average common
 stock outstanding, fully
 diluted shares)              5,934   5,934     5,934    5,934    5,934    5,934    5,934    5,934   5,934      5,934



--------
(1)  Excludes  revenues  from  discontinued  operations.
(2) During fiscal 2003, the Company changed from the temporal method of accounting for foreign exchange translation to the current rate method as required by Emerging Issues Committee 130 issued by the Canadian Institute of Chartered Accountants. The standard requires restatement and therefore financial statements for fiscal 2002 and 2001 have been restated. For more information about the accounting change and restatement see Note 3 to the Company's consolidated financial statements for the year ending December 31, 2003.


LIQUIDITY  AND  CAPITAL  RESOURCES
     At June 30, 2004, the Company's readily available cash and cash equivalents totaled $827,378, while additional sources of liquidity included $245,564 in marketable securities and $38,642 of loans, notes and other receivables. The Company held cash and cash equivalents and marketable securities of $241,105 and $110,000, respectively as of December 31, 2003. The Company's accounting policy is to report the value of marketable securities at the lower of cost or market at the time of the financial reporting period. The market value of marketable securities as of June 30, 2004 was $652,635. Total current assets as of June 30, 2004 were $1,111,584 compared to $402,756 as of December 31, 2003.

     During the six-month period ending June 30, 2004, operations generated cash of $594,764 predominately as a result of the sale of marketable securities, which increased current assets. Cashflow from investing activities used cash of $2,471 due to the acquisition of long-term investments. Financing activities provided no cash in fiscal 2004 year to date or 2003.

     The Company's long-term assets totaled $667,788 as of June 30, 2004, and included long-term investment equity investment in North Group Limited ("North Group"). During the quarter, the Company sold the majority of its investment in Cybersurf Corp. The market value of long-term investments as of June 30, 2004 was $410,901.

     Total assets of the Company as at June 30, 2004 were $1,783,393 compared to $2,108,220 at December 31, 2003 due largely to the accounting write-down of marketable securities during the six months ended June 30, 2004. Operating Results

     For the six-month period ending June 30, 2004, the Company reported revenues, which were generated from securities trading, oil and gas royalties and interest income, of $88,904 and operating expenses of $120,622 which resulted in a net loss of $262,434 after accounting for the write-down of marketable securities of $143,731, an equity loss of $4,521 from North Group and legal expenses of $79,003. The Company reported revenues of $57,692 and expenses of $198,913, resulting in a net loss of $155,815 for the corresponding comparative period.

     General and administrative costs were $76,832 for the six month period ended June 30, 2004 and included among other expenses, professional fees of $45,093, non-recoverable GST of $11,140 and regulatory, transfer agent and shareholder communication costs of $8,412.

     Director and management fees were $43,691 during the six month period ending June 30, 2004 compared to $3,529 for the corresponding comparative period.

     Basic and diluted loss per common share were ($0.04) and ($0.03) for the six-month periods ended June 30, 2004 and 2003, respectively. As of the quarter ending June 30, 2004, the Company had 8,183,733 shares issued and outstanding of which 2,250,219 are held in treasury for cancellation. The weighted average common stock outstanding, fully diluted, as of June 30, 2004 was 5,933,514.


                                    *   *   *

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant:          MERCURY  PARTNERS  &  COMPANY  INC.
                     -----------------------------------



By:                  /s/  Tom  S.  Kusumoto
                     -----------------------------------
                     TOM  S.  KUSUMOTO,  PRESIDENT


Date:                August  30,  2004
                     -----------------------------------